Mail Stop 6010



April 27, 2006

Stuart Grayston
President and Chief Executive Officer
AmerInst Insurance Group Ltd.
c/o USA Risk Group (Bermuda), Ltd.
Windsor Place
18 Queen Street
P.O. Box HM 1601
Hamilton, HM GX, Bermuda

Re:  	AmerInst Insurance Group, Ltd.
	Preliminary Proxy Statement on Schedule 14A, Filed April 19,
2006
	File No. 0-28249

Dear Mr. Grayston:

      This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Schedule 14A

General
1. According to your disclosure in the Ownership Table on page 7, AmerInst Investment Company, Ltd., a wholly-owned subsidiary, currently holds approximately one-third of your common stock. As a wholly-owned entity, we understand that your board of directors directs how the shares held by AmerInst Investment will be voted upon. It is also our understanding the shares held by AmerInst Investment include shares it repurchased from investors as part of a modified dutch tender offer that you commenced in December 2005. You state in footnote 2 of the Ownership Table that the shares, including the repurchased shares, held by AmerInst Investment may be voted upon under Bermuda law. However, it is unclear to us why the repurchased shares may be voted upon as it appears such shares may be considered treasury shares. In that regard, we reference Section 42A of the Bermuda Companies Act which generally provides that while a company may purchase its own shares such shares will be considered treasury shares and thereby deemed cancelled. While you did not directly purchase the shares held by AmerInst Investment, in light of your 100% control over AmerInst Investment and because your board of directors appears to have voting proxy over the shares held by AmerInst Investment, we believe that Section 42A may be applicable.
To that end, please provide us with a legal opinion of Bermuda counsel stating that the shares held by AmerInst Investment are not considered treasury shares for purposes of Section 42A of the Bermuda
Companies Act and further that such shares are entitled to be voted upon under Bermuda law. Please note that your legal opinion should include a detailed legal analysis that is supported by appropriate statute, regulation and case law and explains the reasons why Section
42A is inapplicable and why the voting of the shares is permissible under Bermuda law. We may have further comments upon reviewing the legal opinion and analysis.

Item 3.  Proposal to Increase Authorized Capital
2. Please include disclosure as to any present intention or understanding to issue the additional authorized common stock, or a statement indicating a lack of such intention or understanding.

*	*	*

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Song P. Brandon at (202) 551-3621 or me at
(202)
551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director



cc:	J. Craig Walker
	Bell, Boyd & Lloyd LLC
	70 Madison Street, Suite 3100
	Chicago, Illinois  60602-4207